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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-34694

Issuer: VIMPELCOM LTD.

Exchange: New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Address: Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

Telephone number: +31 20 797 7200

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares, each representing one common share

Common shares, par value $0.001 per share*

(Description of class of securities)

*	Not for trading, but only in connection with the listing of the American Depositary Shares.

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17CFR240.12d2-2(a)(1)

☐	17CFR240.12d2-2(a)(2)

☐	17CFR240.12d2-2(a)(3)

☐	17CFR240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Explanatory note: This voluntary delisting is in connection with VimpelCom Ltd.’s pending move to The NASDAQ Stock Market LLC. As previously announced, VimpelCom Ltd. anticipates that trading of its American Depositary Shares on The NASDAQ Stock Market LLC will commence on September 10, 2013.

Pursuant to the requirements of the Securities Exchange Act of 1934, VimpelCom Ltd. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

September 9, 2013	By:	/s/ Jeffrey D. McGhie	Group General Counsel
Date		Name: Jeffrey D. McGhie	Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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